UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Amylin Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)

032346108
(CUSIP Number)

September 17, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032346108	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Eastbourne Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,346,120
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,346,120
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,346,120
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON* IA, OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032346108	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard Jon Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,346,120
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,346,120
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,346,120
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON* IN, HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032346108	Page 4 of 8 Pages

Preliminary Statement:

This Schedule 13G is filed by Eastbourne Capital Management, L.L.C. (“Eastbourne”) and Richard Jon Barry (“Mr. Barry” and, collectively with Eastbourne, the “Filers”) and amends, supplements and replaces in its entirety the Schedule 13D filed on August 3, 2008, as previously amended (the “Schedule 13D”), by Eastbourne, Mr. Barry, Black Bear Fund I, L.P. (“Fund I”), Black Bear Fund II, L.L.C. (“Fund II”) and Black Bear Offshore Master Fund, L.P. (the “Offshore Fund” and, collectively with Fund I and Fund II, the “Other 13D Filers”), relating to shares of Common Stock of Amylin Pharmaceuticals, Inc. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the Filers and the Offshore Fund relating to the Common Stock of the Issuer. As part of a determination to sell shares of Common Stock of the Issuer (which sales commenced on September 16, 2009), the Filers and the Other 13D Filers determined that they no longer hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filers accordingly determined to again report their beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G. As described herein, the Offshore Fund no longer holds more than 5% of the Common Stock of the Issuer and, accordingly, is not a reporting person for this Schedule 13G.

Item 1.
(a)	Name of Issuer: Amylin Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 9360 Towne Centre Drive San Diego, California 92121
Item 2.
(a)

Name of Persons Filing:

This statement is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), by Eastbourne Capital Management, L.L.C. and Richard Jon Barry.

(b)	Address of Principal Business Office: The principal business address for each Filer is: 1101 Fifth Avenue, Suite 370 San Rafael, CA 94901

(c)

Citizenship:

Mr. Barry is a citizen of the United States of America and Eastbourne is a Delaware limited liability company. Eastbourne is a registered investment adviser that serves as the general partner or manager of, as well as investment adviser to, certain investment funds, including the Other 13D Filers.

(d)	Title of Class of Securities: Common Stock, $.001 par value (“Common Shares”)

CUSIP No. 032346108	Page 5 of 8 Pages

(e)	CUSIP Number: 032346108
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)		Broker or dealer registered under Section 15 of the Act;

(b)		Bank as defined in Section 3(a)(6) of the Act;

(c)		Insurance company as defined in Section 3(a)(19) of the Act;

(d)		Investment company registered under Section 8 of the Investment Company Act;

(e)	X	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) – one of the Filers, Eastbourne, is a registered investment adviser and is filing pursuant to Rule 13d-1(b);

(f)		Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	X	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) – one of the Filers, Mr. Barry, is the control person of Eastbourne and is filing pursuant to Rule 13d-1(b);

(h)		Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)		Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)	Amount Beneficially Owned: As of the close of business on September 17, 2009, Eastbourne and Mr. Barry may be deemed to beneficially own an aggregate of 13,346,120 Common Shares.
(b)

Percent of Class:

The Common Shares beneficially owned by the Filers constitute approximately 9.5% of the 141,176,026 issued and outstanding Common Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission for the quarter ending June 30, 2009.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 13,346,120 Common Shares
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 13,346,120 Common Shares

CUSIP No. 032346108	Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

The Filers and the Other 13D Filers previously were acting as a group with respect to their collective holdings of Common Shares (all of which were owned directly by the Other 13D Filers and were deemed to be beneficially owned by the Filers by virtue of their control over the Other 13D Filers and their membership in a group with the Other 13D Filers). The Filers and the Other 13D Filers are no longer acting as a group. As a result of the sales of Common Shares beginning on September 16, 2009, none of the Other 13D Filers holds more than 5% of the outstanding Common Shares. The Filers may, nonetheless, be deemed, by virtue of their control of the voting and dispositive powers of the investment funds for which Eastbourne serves as investment adviser, to continue to beneficially own all Common Shares held by such investment funds, which collectively exceed 5% of the outstanding Common Shares. Accordingly, the Other 13D Filers are no longer filing persons with respect to the collective ownership of Common Shares and this Schedule 13G is filed only by the Filers.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The investment funds for which Eastbourne serves as investment adviser have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares. As noted above, however, none of such investment funds individually holds more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. See Item 5.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 032346108	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2009

Eastbourne Capital Management, L.L.C.

By: /s/ Eric M. Sippel

Eric M. Sippel

Chief Operating Officer

/s/ Richard J. Barry
Richard J. Barry

CUSIP No. 032346108	Page 8 of 8 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases or holdings by the undersigned of the common stock of Amylin Pharmaceuticals, Inc. or any other issuer. For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases or holdings, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: September 18, 2009

Eastbourne Capital Management, L.L.C.

By: /s/ Eric M. Sippel

Eric M. Sippel

Chief Operating Officer

/s/ Richard J. Barry

Richard J. Barry